SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


03025626

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934


SEC MAIL
RECEIVED
PROCESSING
JUN 27 2003
WASH. D.C.
184
SECTION

X Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

or

Transition Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the transition period from _______ to _______
Commission file number ____________________

MILACRON
RETIREMENT SAVINGS PLAN
(full title of the plan)

MILACRON INC.
(Name of issuer)

2090 Florence Avenue
Cincinnati, Ohio 45206
(Address and principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Milacron Inc. Benefit Plans Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

MILACRON RETIREMENT SAVINGS PLAN

Date: June 26, 2003

By: [signature]

Robert P. Lienesch
Vice President - Finance
and Chief Financial Officer
and Member of the
Milacron Inc. Benefit Plans
Committee

Financial Statements and Report of Independent Certified Public Accountants

Milacron Retirement Savings Plan

December 31, 2002 and 2001

CONTENTS

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Milacron Benefit Plans Committee

We have audited the accompanying statements of net assets available for benefits of Milacron Retirement Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Cincinnati, Ohio
May 23, 2003

Suite 900
625 Eden Park Drive
Cincinnati, OH 45202-4181
T 513.762.5000
F 513.241.6125
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Milacron Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2002 and 2001

ASSETS	2002	2001
Investments	$ 165,799,518	$ 260,067,655
Contributions receivable:		
Participants	496,832	567,644
Employer	553,857	1,431,224
	1,050,689	1,998,868
Net assets available for benefits	**$ 166,850,207**	**$ 262,066,523**

The accompanying notes are an integral part of these financial statements.

Milacron Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2002

Additions to net assets attributed to:		
Contributions:		
Participants	$	11,151,090
Employer		2,513,010
Employer - noncash (treasury shares)		400,045
Rollovers		41,641
		14,105,786
Investment income:		
Interest and dividends		2,901,761
Total additions		17,007,547
Deductions from net assets attributed to:		
Benefit payments and withdrawals		23,799,795
Administrative expenses		29,893
Net depreciation in fair value of investments		60,048,611
Total deductions		83,878,299
Net decrease before plan transfers		(66,870,752)
Transfers out from sale of Valenite Inc.		(28,345,564)
Net decrease		(95,216,316)
Net assets available for benefits at:		
Beginning of year		262,066,523
End of year	$	**166,850,207**

The accompanying notes are an integral part of this financial statement.

Milacron Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE A – DESCRIPTION OF PLAN

The following description of the Milacron Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

1. General

The Plan is a defined contribution plan sponsored by Milacron Inc. (the Company and Plan Sponsor) and covers all eligible employees of Milacron Inc. and other affiliated companies as designated by the Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective August 9, 2002, Valenite Inc. was sold. As a result of the sale, $28,345,564 was transferred to the buyer's plan.

2. Contributions

Participants may make pre-tax and post-tax annual compensation contributions of up to such percentages as specified by the Plan document. The pre-tax contributions may not exceed the maximum allowable deferral as defined by the Internal Revenue Code.

The Plan Sponsor makes quarterly contributions to the Plan, which vary by affiliated company participation. The quarterly contributions are defined by the supplements to the plan document. The Plan Sponsor also may make a matching contribution equal to the lesser of a specified percentage of each participants' eligible compensation or 50% of the amount of the participant's salary deferral contribution, with the exception of Pliers employees, Talbot bargaining employees, Northern Supply employees, and employees of Milacron Industrial Products, Inc. Plan Sponsor match contributions to the Plan are directed by the Plan Sponsor and its investment policy. They are generally made in Company stock and restricted as to participant-direction based on a vesting schedule (see Note A-5).

3. Rollover Contributions

Participants may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, provided the rollover contribution is received by the Plan on or before the sixtieth day immediately following the participant's receipt of the rollover amount.

Milacron Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2002 and 2001

NOTE A – DESCRIPTION OF PLAN (continued)

4. Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeitures are first applied against restorals and then against Company contributions made by the Plan Sponsor. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

5. Vesting

Participants are vested immediately in their own contributions plus actual earnings thereon. Amounts in a participant's account attributable to Plan Sponsor contributions are fully vested after five years of service. Effective January 1, 2002, Plan sponsor match contributions will become fully vested after three years of service. A participant also becomes fully vested upon total or permanent disability, upon attainment of age 65 or upon death before retirement. Amounts not vested will be forfeited upon termination of employment. The Plan Sponsor may use forfeitures to offset future employer contributions.

6. Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their account balance, excluding Voluntary and Company Matching Contributions. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions and is credited to each participant's account balance.

7. Payment of Benefits

Upon termination of service, a participant may receive a lump-sum amount equal to the vested value of the participant's account, defer their distribution, establish a distribution schedule, or may direct Putnam Fiduciary Trust Company, the trustee, to transfer payment directly into an IRA or another employer's qualified plan. Upon death, accounts are fully vested and the entire account value is distributed to the participant's beneficiary(ies).

8. Administrative Expenses

The Plan Sponsor pays all expenses of administering the Plan, except for administrative services for loan, in-service withdrawals and termination distributions, which are accordingly charged to participants' accounts.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Milacron Benefit Plans Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual amounts could differ from those estimates.

2. Investment Valuations and Income Recognition

Investments are presented at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Securities representing shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held at year-end. The participant loans are valued at their outstanding balances which approximate fair value. Dividend income is accumulated and reinvested in the fund and included in the determination of net asset values.

3. Payment of Benefits

Benefits are recorded when paid.

NOTE C – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2002, the Plan purchased, transferred, and sold or distributed to terminated participants shares of Milacron Inc. common stock, and received dividends on shares of Milacron Inc. common stock as follows:

Number of shares purchased	660,174
Cost	$4,887,307
Average cost per share	$7.40
Number of shares sold or distributed	840,137
Proceeds	$7,020,102
Average proceeds per share	$8.36
Dividends	$81,852

Milacron Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2002 and 2001

NOTE D – INVESTMENTS

The current value of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31 are as follows:

	2002	2001
Milacron Inc. Common Stock*	$11,605,444	$33,682,541
Putnam Money Market Fund	19,724,299	23,105,081
The Putnam Fund for Growth and Income	30,448,632	51,314,523
Putnam Global Equity Fund	10,337,113	17,309,987
Putnam Voyager Fund	34,327,609	61,504,779
Putnam US Government Income Trust	19,555,527	20,118,869
Putnam New Opportunities Fund	12,998,946	24,179,391

*Includes nonparticipant-directed investment of $2,080,738 and $13,720,737 as of December 31, 2002 and 2001, respectively.

During 2002, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Shares of registered investment companies	$(40,104,311)
Milacron Inc. Common Stock	(19,944,300)
	$(60,048,611)

Milacron Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2002 and 2001

NOTE E – NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31 is as follows:

Assets	**2002**	**2001**
Investments:		
Milacron Inc. Common Stock	$2,080,738	$ 13,720,737

	Year ended December 31, 2002
Change in net assets:	
Employer contributions	$ -
Dividends	23,412
Net depreciation in the fair value of Milacron Inc. Common Stock	(6,076,131)
Benefit payments	(1,022,474)
Transfer out of restricted assets	(4,564,806)
	$(11,639,999)

Effective January 1, 2001, the Plan eased restrictions on nonparticipant-directed investments. Participants age 50 or older have the opportunity to transfer vested portions of restricted investments to non-restricted investments. Furthermore, effective January 1, 2002, as soon as administratively feasible on or after January 1 of each Plan year, 25% of each participant's restricted investments may be transferred to non-restricted investments.

NOTE F – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be 100 percent vested in their employer and employee contributions.

NOTE G – TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated November 19, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan was subsequently amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan filed an application on March 6, 2002 for a new determination letter. As of the date of this report, a new determination letter has not been received. The Plan Sponsor believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Milacron Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2002 and 2001

NOTE H – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2001:

Net assets available for benefits per the financial statements	$262,066,523
Employee contribution receivable	566,183
Net assets available for benefits per the Form 5500	**$261,500,340**

As of May 23, 2003, the Form 5500 as of December 31, 2002 has not been prepared.

SUPPLEMENTAL INFORMATION

Milacron Retirement Savings Plan
Form 5500 E.I.N. 31-1062125
Plan No. 008

LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		Cost	(d) Current value
	Shares of registered investment companies				
*	Putnam Money Market Fund	19,724,299	shares	**	$ 19,724,299
*	Putnam Fund for Growth and Income	2,153,369	shares	**	30,448,632
*	Putnam Global Equity Fund	1,749,089	shares	**	10,337,113
*	Putnam US Government Income Trust	1,477,004	shares	**	19,555,527
*	Putnam Voyager Fund	2,700,835	shares	**	34,327,609
*	Putnam New Opportunities Fund	457,226	shares	**	12,998,946
*	Putnam International Growth Fund	126,404	shares	**	2,074,289
*	George Putnam Fund of Boston	95,836	shares	**	1,419,512
*	Putnam Health Sciences Trust	28,472	shares	**	1,424,476
	Invesco Dynamics	107,260	shares	**	1,143,388
	Lord Abbett Midcap Value Fund	151,714	shares	**	2,334,877
	AIM Smallcap Growth	47,889	shares	**	884,989
	PIMCO Total Return	576,178	shares	**	6,147,819
*	S&P 500 Fund	129,719	shares	**	2,807,119
	Neuberger Berman Genesis Trust	105,518	shares	**	2,969,277
	Federated Stock Fund	28,094	shares	**	763,589
					149,361,461
	Common Stock				
*	Milacron Inc. common stock	1,950,495	shares	$ 26,363,374	11,605,444
	Participant Loans	Interest rate 4.75 - 11%		-	4,832,613
					$ 165,799,518

* Denotes a party-in-interest

** Cost of asset is not required to be disclosed as investment is participant-directed.

The following Exhibits are included with this Form 11-K:

Exhibit Number	Description of Exhibit
23	Consent of Independent Auditors
99	Section 906 Certification pursuant to 18 U.S.C. Section 1350

Exhibit 23

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated May 23, 2003, accompanying the financial statements and supplementary schedule included in the Annual Report of the Milacron Retirement Savings Plan on Form 11-K for the year ended December 31, 2002. We hereby consent to the incorporation by reference of said report in the Registration Statement of Milacron Retirement Savings Plan on Form S-8 (No. 333-74758).

Grant Thornton LLP

Cincinnati, Ohio
June 18, 2003

Exhibit 99

Certification Pursuant to
18 U.S.C. Section 1350
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 11-K of the Milacron Retirement Savings Plan (the "Plan") for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of Milacron Inc. certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to such officer's knowledge and belief, that:

1.) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan as of December 31, 2002.

By: Ronald D. Brown
Ronald D. Brown
Chairman and
Chief Executive Officer

Date: June 26, 2003

By: Robert P. Lienesch
Robert P. Lienesch
Vice President-Finance and
Chief Financial Officer

Date: June 26, 2003